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Dear firstname ,

Happy Friday! We just wanted to say "thank you" to all of you all who showed interest in investing in Neighborhood Sun and were able to attend the presentation last night.

It was a great opportunity to hear all of your excellent questions about Neighborhood Sun's growth plans, how investing with Wefunder works, and what it means to invest in a small company that is disrupting the energy market.

For those who were unable to attend the presentation and Q&A or if you'd just like to review some of the topics we covered, we have it recorded for you all here:

Watch the video here: https://youtu.be/pP-3UGfu4PA

If you still have some questions about this opportunity, please reach out to me at gary.skulnik@neighborhoodsun.solar. I would be more than happy to chat with you and answer your questions.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Thank you again,
Gary Skulnik



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Neighborhood Sun, 8455 Colesville Rd, Suite 1025, Silver Spring, Maryland 20910, 240-284-6245